SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)

GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company)

GVI SECURITY SOLUTIONS, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

36242E200
(CUSIP Number of Class of Securities)

Steven E. Walin
Chief Executive Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Alison Newman, Esq.
Cooley Godward Kronish LLP
1114 Avenue of Americas
New York, NY 10036
(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009, as amended by Amendment No. 1 on November 18, 2009 and Amendment No. 2 on November 24, 2009, by GVI Security Solutions, Inc., a Delaware corporation (“GVI” or the “Company”).  The Schedule 14D-9 relates to the cash tender offer by GenNx360 GVI Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of GenNx360 GVI Holding, Inc. (“Parent”), a Delaware corporation, to purchase all the issued and outstanding common stock of the Company, par value $0.001 per share, at a price of $0.3875 per share, net to the seller in cash, without interest and less any applicable withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Parent, GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, and GenNx360 Management Company, LLC with the SEC on November 3, 2009, as amended by Amendment No. 1 on November 4, 2009, Amendment No. 2 on November 19, 2009, Amendment No. 3 on November 24, 2009 and Amendment No. 4 on December 9, 2009.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subheading after the subheading thereof entitled “Extension of Offer”:

“Expiration of Initial Offering Period; Completion of the Merger

At 12:00 A.M. midnight, New York City time, at the end of the day on Tuesday, December 8, 2009, the initial offering period expired.  Based on preliminary information from Continental Stock Transfer & Trust  Company, the depositary for the Offer (the “Depositary”), stockholders of GVI had tendered and not validly withdrawn approximately 26,472,492 shares of GVI’s Common Stock, which represents approximately 97.02% of the currently outstanding shares of Common Stock.  Purchaser has accepted for payment all validly tendered and not withdrawn shares of Common Stock and has made payment to the Depositary for such shares of Common Stock.

On December 9, 2009, Sponsor and GVI issued a joint press release announcing that Purchaser had accepted for payment all shares of Common Stock that were validly tendered during the initial offering period and had made payment to the Depositary for the accepted shares of Common Stock.  Sponsor and GVI also announced that, to complete the acquisition of 100% of the shares of Common Stock, Purchaser has effected a short-form merger pursuant to Delaware law in which Purchaser has merged with and into GVI, with GVI surviving the merger and continuing as a wholly-owned subsidiary of Parent.   As a result of the merger, any shares of Common Stock not tendered will be cancelled and (except for shares of Common Stock held by Parent or its subsidiaries, or shares of Common Stock for which appraisal rights are properly demanded) will be converted into the right to receive the same $.3875 per share, net to the seller in cash, without interest and less any required withholding taxes, that was paid in the Offer.  Following the merger, the shares of Common Stock will cease to be quoted on the OTC Bulletin Board.  The full text of the joint press release is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference.”

Item  9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(a)(7)
Joint press release, dated December 9, 2009 (incorporated by reference to Exhibit (a)(5)(F) of the Schedule TO/A filed by GenNx360 GVI Holding, Inc., GenNx360 GVI Acquisition Corp., GenNx360 Capital Partners, L.P., GenNx360 GP, LLC, and GenNx360 Management Company, LLC on December 9, 2009).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GVI SECURITY SOLUTIONS, INC.

By:	/s/ Steven E. Walin
Name:	Steven E. Walin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: December 9, 2009

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